CONFIDENTIAL TREATMENT REQUESTED

BY SQUARE, INC.: SQ-002

October 26, 2015

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Barbara C. Jacobs
Katherine Wray
Stephen Krikorian
Laura Veator

Re:	Square, Inc.
Registration Statement on Form S-1
Filed October 14, 2015
File No. 333-207411

Ladies and Gentlemen:

On behalf of our client, Square, Inc. (the “Company”), we submit this letter to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) originally filed with the Commission on October 14, 2015.

Because of the commercially sensitive nature of certain information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions redacted from the version concurrently submitted via EDGAR and for which the Company is requesting confidential treatment.

For the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter.

AUSTIN BEIJING BRUSSELS GEORGETOWN, DE HONG KONG LOS ANGELES NEW YORK PALO ALTO SAN DIEGO SAN FRANCISCO SEATTLE SHANGHAI WASHINGTON, DC

Securities and Exchange Commission October 26, 2015 Page 2	CONFIDENTIAL TREATMENT REQUESTED BY SQUARE, INC.: SQ-002

Preliminary Price Range

We supplementally advise the Staff that, upon the recommendation of representatives of the underwriters, the Company has determined a preliminary price range of [***] per share (the “Preliminary Price Range”) for the shares of the Company’s Class A common stock proposed to be issued in the Company’s initial public offering. The determination of the Preliminary Price Range was informed in part by pricing dynamics and indicators that are specific and unique to initial public offerings of technology companies in the current market environment. We advise the Staff that the Company intends to disclose the Preliminary Price Range in the preliminary prospectus to be included in a pre-effective amendment to the Registration Statement (the “Preliminary Prospectus”) that will be filed shortly before it commences marketing efforts for the Company’s initial public offering. We further confirm for the Staff that the Company expects to reflect a $2.00 spread within the preliminary price range ultimately shown in the Preliminary Prospectus.

* * * *

Securities and Exchange Commission October 26, 2015 Page 3	CONFIDENTIAL TREATMENT REQUESTED BY SQUARE, INC.: SQ-002

Please direct any questions regarding the Company’s responses to me at (650) 849-3223 or tjeffries@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Tony Jeffries Tony Jeffries

cc:	Dana R. Wagner, Square, Inc.
Sydney B. Schaub, Square, Inc.
Tait O. Svenson, Square, Inc.

Steven E. Bochner, Wilson Sonsini Goodrich & Rosati, P.C.
David J. Segre, Wilson Sonsini Goodrich & Rosati, P.C.
Calise Y. Cheng, Wilson Sonsini Goodrich & Rosati, P.C.

David C. Karp, Wachtell, Lipton, Rosen & Katz
Ronald C. Chen, Wachtell, Lipton, Rosen & Katz
Gordon Moodie, Wachtell, Lipton, Rosen & Katz

William H. Hinman, Jr., Simpson Thacher & Bartlett LLP
Daniel N. Webb, Simpson Thacher & Bartlett LLP